Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Texas Roadhouse, Inc.:

We consent to the use of our reports dated March 6, 2006, with respect to the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 27, 2005 and December 28, 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 27, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 27, 2005 and the effectiveness of internal control over financial reporting as of December 27, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

/s/ KPMG LLP

Louisville, Kentucky
April 24, 2006